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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Final Amendment)
                            ------------------------

                              HILITE INDUSTRIES, INC.
                           (NAME OF SUBJECT COMPANY)

                         CARRERAS, KESTNER & CO., L.L.C.
                              HILITE HOLDINGS, LLC
                              HILITE MERGECO, INC.

                                   (BIDDERS)
                            ------------------------

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------

                                   431353 10 1
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                               JOSEPH W. CARRERAS
                         CARRERAS, KESTNER & CO., L.L.C.
                              HILITE HOLDINGS, LLC
                              HILITE MERGECO, INC.
                                 TERMINAL TOWER
                                50 PUBLIC SQUARE
                              CLEVELAND, OHIO 44113
                                 (216) 771-6700
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND
                      COMMUNICATIONS ON BEHALF OF BIDDERS)
                            ------------------------

                                   COPIES TO:

                           CHRISTOPHER M. KELLY, ESQ.
                             PATRICK J. LEDDY, ESQ.
                           JONES, DAY, REAVIS & POGUE
                                   NORTH POINT
                               901 LAKESIDE AVENUE
                              CLEVELAND, OHIO 44113
                                 (216) 586-3939


                            ------------------------


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                            CALCULATION OF FILING FEE


    Transaction Valuation(1)                      Amount of Filing Fee(2)
           $71,537,850                                       $14,308

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

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
Amount previously paid:  $14,308                     Filing party: Hilite Industries, Inc.
                         --------------                            -----------------------

Form or registration no.:Schedule 13E-4              Date filed:  May 3, 1999
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1        For purposes of calculating the filing fee only. Based upon 5,020,200 shares of common stock of Hilite Industries, Inc. at $14.25 per share (the sum of (i) 4,900,000 outstanding shares of common stock and (ii) 120,200 outstanding options to purchase shares of common stock of Hilite Industries, Inc.)

2 The fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, is 1/50 of one percent of the aggregate transaction.


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        This Final Amendment to Schedule 14D-1 relates to the tender offer by
Hilite Industries, Inc. on behalf of Carreras, Kestner & Co., L.L.C., a Delaware limited liability company ("CK&Co."), Hilite Holdings, LLC, a Delaware limited liability company ("Buyer"), and Hilite Mergeco, Inc., a Delaware corporation ("Merger Subsidiary") to purchase all the issued and outstanding shares of its common stock, $0.01 par value per share (the "Shares"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 3, 1999 (the "Offer to Purchase"). The Offer to Purchase and the related letter of transmittal are attached as Exhibits (a)(1) and (a)(2), respectively, to the statement on Schedule 14D-1 (the "Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") on May 20, 1999 by Buyer and Merger Subsidiary. Amendment No. 1 to the Schedule 14D-1 was filed with the Commission on May 27, 1999, and Amendment No. 2 to the Schedule 14D-1 was filed with the Commission on June 1, 1999.

ITEM 10.   ADDITIONAL INFORMATION.

         Item 10 is hereby amended and supplemented to add the following:

         The Company's all cash tender offer for all of its outstanding shares of common stock, par value $0.01 per share (the "Shares"), expired at 9:00 a.m. New York City time on June 1, 1999. 4,730,941 Shares were validly tendered and not withdrawn pursuant to the Offer (including 22,500 Shares tendered pursuant to guaranteed delivery procedures) and were accepted for payment at a price of $14.25 per Share. Immediately prior to consummation of the Offer, the Company sold 1,681,414 Shares to Buyer in the Stock Purchase.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

        Item 11 is hereby amended and supplemented to add the following:

        (a)(11)  Press Release issued by Hilite Industries, Inc. on June 1, 1999



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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 1999
                                        CARRERAS, KESTNER & CO, L.L.C.



                                        /s/ JOSEPH W. CARRERAS
                                        ----------------------------------------
                                        By:      Joseph W. Carreras
                                                 Member

                                        HILITE HOLDINGS, LLC



                                        /s/ JOSEPH W. CARRERAS
                                        ----------------------------------------
                                        By:      Joseph W. Carreras
                                                 President

                                        HILITE MERGECO, INC.



                                        /s/ JOSEPH W. CARRERAS
                                        ----------------------------------------
                                        By:      Joseph W. Carreras
                                                 President